UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):                        .

Included herein:

1.	Q3 fiscal 2007 earnings news release for North American Energy Partners Inc., dated February 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Douglas A. Wilkes
Name:	Douglas A. Wilkes
Title:	Vice President, Finance and Chief Financial Officer

Date: February 14, 2007

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES

RECORD THIRD QUARTER REVENUE

ACHESON, AB, Canada (February 14, 2007) – North American Energy Partners Inc. (“NAEPI”) (TSX: NOA) (NYSE: NOA) today announced results for the three and nine months ended December 31, 2006. Record revenue of $155.9 million propelled earnings to $6.6 million or $0.27 per share (basic) for the quarter, up from $2.1 million or $0.11 per share for the same period in fiscal 2006. The Company has earned $19.8 million ($0.96 basic earnings per share) for the first nine months of fiscal 2007, an increase of $55.4 million ($2.87 basic earnings per share) over the prior year loss of $35.6 million.

The Company also completed an initial public offering (“IPO”) for its common shares in the quarter. Including the subsequent over allotment, net proceeds received by the Company were $153 million on the issue of 9,437,500 voting common shares. Proceeds were used to retire debt, redeem preferred shares and to purchase certain leased equipment. At the same time as the closing of the IPO, NACG Holding Inc. amalgamated with its two subsidiaries, NACG Preferred Corp. and NAEPI, with the amalgamated company continuing as NAEPI.

“The quarter had many highlights” said Rod Ruston, President and CEO. “Taking the Company public was certainly an historic milestone which has positioned us to take advantage of what we see as a strong and growing business environment. Another highlight was achieving record revenue for the quarter.” Ruston added, “The operations in most of the Company continued to perform very well, despite challenges with the weather and rising equipment and tire costs. Our only area of shortfall came in the Pipeline division, which experienced some operational difficulties, primarily due to an unseasonably large amount of rain and changed conditions experienced on two projects.”

Financial Highlights

In CAD$ millions except earnings per share and equipment hours

	Three Months Ended December 31		Nine Months Ended December 31
	2006	2005	2006	2005
Revenue	$155.9	$121.5	$424.0	$349.9
Gross Profit	$26.0	$13.8	$78.8	$48.7
Gross Margin %	16.7%	11.4%	18.6%	13.9%
Net Income(loss)	$6.6	$2.1	$19.8	($35.6)
Earnings(loss) Per Share (basic)	$0.27	$0.11	$0.96	($1.91)

Other Data
Consolidated EBITDA	$24.7	$11.5	$72.2	$43.5
Capital Spending	$78.4	$10.3	$97.7	$24.1
Equipment Hours	239,341	221,355	720,057	641,755

Summary

All comparisons are to the three month period ending December 31, 2005.

Revenue was $155.9 million, a $34.4 million increase from $121.5 million in the prior corresponding period, as a result of an increased volume of work in all segments. Segment operating profit also increased by $3.3 million to $17.5 million from $14.2 million, with operating margins improving in Mining and Site Preparation as well as Piling.

•

Mining and Site Preparation revenue increased by $21.6 million or 24% to $111.4 million. Segment profit increased by $4.2 million to $9.0 million due to higher revenues, increased profit margins and positive one-time impacts of the IPO.

•

The Piling division recorded quarterly revenue of $29.2 million, an $8.3 million improvement. Segment profit also increased significantly, rising from $6.3 million to $10.3 million. Higher revenues and job profit margins accounted for this increase.

•

Pipeline revenue was $15.3 million, a $4.5 million increase. The division experienced an operating loss of $1.8 million resulting from weather and other operational challenges on two projects. In the same period last year, this division earned $3.1 million.

Gross profit of $26.0 million was a $12.2 million improvement over last year’s $13.8 million. Higher revenue and lower operating lease expense were offset partially by higher project and equipment costs.

Equipment costs were $29.2 million, an increase of $12.4 million due to higher equipment hours, increased repair costs and significantly higher costs for tires.

General and administrative expense was $3.4 million higher due primarily to $2.0 million in one-time fees to terminate an Advisory Services Agreement. Increased staffing and salary levels also contributed to the increase.

Net income for the period was $6.6 million compared to $2.1 million in the previous corresponding period. Based on a weighted average of 24.7 million and 18.6 million shares outstanding respectively, basic EPS for this quarter was $0.27 as compared to $0.11 last year.

Capital expenditures totaled $78.4 million in the quarter, of which $44.6 million related to the purchase of leased equipment using the net proceeds from the IPO. Most of the remaining expenditure was for growth capital and included growth in the fleet with the addition of 10 new mining trucks.

The IPO and amalgamation impacted pre-tax income and EBITDA as summarized in the following table:

Common Share Offering and Amalgamation Pre-Tax Income and EBITDA Impacts

(in millions of Canadian dollars)	Pre-Tax Income	EBITDA
Accretion of NAEPI Series A preferred shares	(0.6)	(0.6)
Termination of Advisory Services Agreement	(2.0)	(2.0)
Loss on Retirement of 9% senior secured notes	(10.8)	(6.3)
Gain on NACG Preferred Corp. Series A preferred shares	9.4	9.4
Equipment operating lease buy-out adjustments	6.5	6.5

Total Impacts	2.5	7.0

Our consolidated financial statements and accompanying Management’s Discussion and Analysis for the three and nine months ended December 31, 2006 were filed today with securities regulators in Canada and the United States and are available at www.sedar.com and www.sec.gov.

Conference Call

We will be conducting a conference call on Thursday, February 15, 2007 at 7:30 a.m. (MST) to review these financial and operating results. To participate in the call, please dial:

Local or Overseas: 780-424-5694

Toll-free: 1-888-458-1598

Participants Code: 30442#

For instant replay access available until midnight on Thursday, February 22, 2007, please dial:

Local or Overseas: 403-232-0933

Toll-free: 1-877-653-0545

Participant Code: 381105#

A live and on-demand webcast and podcast will also be available in the Investor Relations section of our website at www.nacg.ca.

********************

Certain statements contained in this news release may include forward-looking information with respect to North American Energy Partners Inc.’s operations and future financial results. Such statements are based on current expectations and are subject to a number of risks and uncertainties. As a result, actual results may differ materially from those contained in these statements. For further information, please refer to the disclosure documents filed with securities regulatory authorities in Canada and the United States.

********************

North American Energy Partners Inc. (TSX: NOA) (NYSE: NOA) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada. For more than 50 years, we have provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. We maintain one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars)

	December 31, 2006	March 31, 2006
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,107	$42,804
Accounts receivable	97,991	67,235
Unbilled revenue	39,118	43,494
Inventory	156	57
Prepaid expenses and deposits	20,383	1,796
Other assets	12,294	1,004
Future income taxes	21,774	5,583

	198,823	161,973
Future income taxes	18,582	23,367
Plant and equipment	270,417	184,562
Goodwill	199,067	198,549
Intangible assets, net of accumulated amortization of $17,518 (March 31, 2006 - $17,026)	615	772
Deferred financing costs, net of accumulated amortization of $6,846 (March 31, 2006 - $6,004)	12,105	17,788

	$699,609	$587,011

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility	$15,000	$—
Accounts payable	80,443	54,085
Accrued liabilities	11,411	24,603
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	8,792	5,124
Current portion of capital lease obligations	3,357	3,046
Future income taxes	13,045	5,583

	132,048	92,441

Capital lease obligations	6,411	7,906
Senior notes	233,060	304,007
Derivative financial instruments	60,193	63,611
Redeemable preferred shares	—	77,568
Future income taxes	24,678	23,367

	456,390	568,900

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – December 31, 2006 - 35,192,260 voting common shares and 412,400 non-voting common shares (March 31, 2006 – 18,207,600 voting common shares and 412,400 non-voting common shares))	296,801	93,100
Contributed surplus	3,247	1,557
Deficit	(56,829)	(76,546)

	243,219	18,111

	$699,609	$587,011

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Interim Consolidated Statements of Operations and Deficit

(in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Revenue	$155,858	$121,524	$424,024	$349,887
Project costs	92,023	81,028	232,115	226,786
Equipment costs	29,244	16,808	78,777	48,119
Equipment operating lease expense	2,088	4,316	15,657	10,300
Depreciation	6,531	5,525	18,665	16,007

Gross profit	25,972	13,847	78,810	48,675
General and administrative	11,647	8,179	30,894	21,884
Loss (gain) on disposal of plant and equipment	381	(453)	839	(774)
Amortization of intangible assets	127	182	492	548

Operating income before the undernoted	13,817	5,939	46,585	27,017
Interest expense	9,292	8,287	29,786	61,442
Foreign exchange loss (gain)	10,897	897	(2,497)	(14,343)
Realized and unrealized (gain) loss on derivative financial instruments	(13,315)	(5,432)	(1,533)	13,365
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	(9,400)	—	(9,400)	—
Loss on extinguishment of debt	10,875	—	10,928	2,095
Other income	(233)	(82)	(824)	(350)

Income (loss) before income taxes	5,701	2,269	20,125	(35,192)
Income taxes:
Current income taxes	—	150	(2,844)	394
Future income taxes	(938)	—	3,193	—

Net income (loss) for the period	6,639	2,119	19,776	(35,586)
Deficit, beginning of period	(63,409)	(92,310)	(76,546)	(54,605)
Premium on repurchase of common shares	(59)	—	(59)	—

Deficit, end of period	$(56,829)	$(90,191)	$(56,829)	$(90,191)

Net income (loss) per share – basic	$0.27	$0.11	$0.96	$(1.91)

Net income (loss) per share – diluted	$0.26	$0.11	$0.90	$(1.91)

NORTH AMERICAN ENERGY PARTNERS INC.

(formerly NACG Holdings Inc.)

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

(unaudited)

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$6,639	$2,119	$19,776	$(35,586)
Items not affecting cash:
Depreciation	6,531	5,525	18,665	16,007
Amortization of intangible assets	127	182	492	548
Amortization of deferred financing costs	853	884	2,688	2,452
Loss (gain) on disposal of plant and equipment	381	(453)	839	(774)
Unrealized foreign exchange loss (gain) on senior notes	10,956	835	(2,537)	(14,570)
Unrealized (gain) loss on derivative financial instruments	(13,856)	(6,041)	(3,418)	11,312
Stock-based compensation expense	621	293	1,742	616
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	(9,400)	—	(8,000)	—
Accretion and change in redemption value of mandatorily redeemable preferred shares	1,204	(406)	3,114	36,090
Loss on extinguishment of debt	10,680	—	10,680	2,095
Future income taxes	(938)	—	3,193	—
Decrease (increase) in allowance for doubtful accounts	—	28	24	(44)
Net changes in non-cash working capital	(31,219)	20,626	(45,920)	1,172

	(17,421)	23,592	1,338	19,318

Investing activities:
Acquisition, net of cash acquired	—	—	(1,496)	—
Purchase of plant and equipment	(78,398)	(10,334)	(97,707)	(24,129)
Proceeds on disposal of plant and equipment	2,882	2,085	3,454	5,138

	(75,516)	(8,249)	(95,749)	(18,991)

Financing activities:
Increase in revolving credit facility	15,000	—	15,000	—
Repayment of senior secured credit facility	—	—	—	(61,257)
Repayment of capital lease obligations	(3,652)	(572)	(5,273)	(1,499)
Issuance of 9% senior secured notes	—	—	—	76,345
Retirement of 9% senior secured notes	(74,748)	—	(74,748)	—
Issuance of NAEPI Series B preferred shares	—	16	—	8,367
Repurchase of NAEPI Series B preferred shares	—	(851)	—	(851)
Repurchase of NAEPI Series A preferred shares	(1,000)	—	(1,000)	—
Repurchase of NACG Preferred Corp. Series A preferred shares	(27,000)	—	(27,000)	—
Issuance of common shares	171,165	200	171,304	200
Share issue costs	(16,197)	—	(18,138)	—
Repurchase of common shares for cancellation	(84)	—	(84)	—
Financing costs	(267)	(75)	(1,347)	(7,560)

	63,217	(1,282)	58,714	13,745

Increase (decrease) in cash and cash equivalents	(29,720)	14,061	(35,697)	14,072
Cash and cash equivalents, beginning of period	36,827	17,935	42,804	17,924

Cash and cash equivalents, end of period	$7,107	$31,996	$7,107	$31,996